TOWER INTERNATIONAL, INC.

17672 North Laurel Park Drive

Suite 400E

Livonia, Michigan 48152

January 5, 2015

Melissa Raminpour, Esq.

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower International, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 7, 2014

Form 10-Q for the Quarter Ended September 30, 2014

Filed October 30, 2014

File No. 001-34093

Dear Ms. Raminpour:

This letter is submitted by Tower International, Inc. and subsidiaries (the “Company”) in connection with the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on December 19, 2014. The Staff’s comments have been retyped below in italics, and are followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2013

General

1.	Comment: You state on page 14 of the 10-K that your customer Volkswagen accounted for 19% of your revenue during 2013. We are aware of publicly available information suggesting that Volkswagen vehicles are available for sale in Cuba and Sudan and that there is a Volkswagen authorized dealer in Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: Substantially all of the engineered structural metal components and assemblies supplied to Volkswagen come from the Company’s plants located in Zwickau, Germany; Malacky, Slovakia; Aruja, Brazil; and Bardstown, Kentucky. The Company has not in the past had, does not currently have, and does not anticipate in the future having, any contacts in Cuba, Sudan or Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. The Company does not monitor where its customers sell their products, and thus has no way of determining whether any products sold to Volkswagen or any of its other customers have ultimately made their way into Cuban, Sudan or Syria.

2.	Comment: Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response: Given the Company’s response to Comment 1, this Comment is inapplicable to the Company.

Note 13. Acquisitions and Joint Ventures, page 97

3.	Comment: We note your disclosure that in connection with a 2013 agreement with the parties to the Ningbo joint venture in which you agreed to acquire an additional 6% equity interest for $.8 million in 2014, other agreements were modified which resulted in you no longer having the ability to exert control over the operating and financial affairs of Ningbo. Accordingly, you have deconsolidated the entity and recognized a gain of $1.5 million during 2013. Please explain to us how you calculated or determined the $1.5 million gain in accordance with ASC 810-10-40-5. As part of your response, please explain to us the method and assumptions used to determine the fair value of your retained equity interest in the former subsidiary at the date the subsidiary is deconsolidated. Also, please revise to provide the disclosures required by ASC 810-10-50-1B. Additionally, please tell us how you reconsidered the consolidation guidance upon acquiring an additional 6% equity in 2014.

Response: The Company determined the $1.5 million gain in accordance with ASC 810-1-40-5. Pursuant to ASC 810-1-40-5, the gain calculation included the summation of:

•	the fair value of any consideration received ($0);
•	the fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized ($9.6 million); and
•	the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated ($11.3 million).

From this total of $20.9 million, the Company subtracted the carrying amount of the former subsidiary’s assets and liabilities ($19.4 million) to arrive at the $1.5 million gain.

The fair value of the Company’s retained equity interest in the former subsidiary at the date of deconsolidation equated to 41.85 percent of the fair value of the subsidiary ($22.9 million). Fair value of the subsidiary on the date of deconsolidation was determined to be equal to the book value of the entity’s assets and liabilities, which approximated fair value, plus the appreciated value of the land rights which increased by approximately $3.5 million since the formation of the entity in the third quarter of 2012. Use of book value for the assets and liabilities, plus the appreciated value of the land, to determine the fair value of the subsidiary on the date of deconsolidation (April 1, 2013) was considered appropriate as the entity was still in the development stage and had not commenced operations. Therefore, the fair value of the entity had not changed significantly from the valuation used to determine the Company’s initial capital contribution at the formation of the entity in the third quarter of 2012. The nature of the assets and liabilities include cash; other current assets; deferred tax assets; property, plant and equipment (recent purchases given the start up nature of the operations); land rights; and current liabilities.

The Company believes it included the disclosures required by ASC 810-10-50-1B that were material to an understanding of this transaction. Respectfully, the Company does not regard the remaining disclosures under the guidance to be necessary given the immaterial nature of the transaction.

ASC 810-10-15-8 indicates that owning more than 50 percent of the outstanding voting stock of a company will generally result in control and consolidation. However, given exceptions to this rule, conclusions about control should be based on an evaluation of the specific facts and circumstances.

The original signed Ningbo joint venture (JV) agreements provided the Company with an initial equity ownership of 36 percent but also provided that the Company would acquire, at an agreed price, an additional 15 percent from the other two JV partners resulting in 51 percent ownership. While the Company did not have greater than 50 percent actual ownership at the start of the JV, the entity was consolidated given the Company’s control of the Board (three of five members); and the ability to appoint the General Manager who was responsible for carrying out the daily operating activities and making daily operating decisions; as well as the agreement to increase ownership to 51 percent in line with Board control.

In 2013, prior to the Company acquiring the additional 15 percent ownership interest, the parties to the JV agreed to amend the original JV agreements whereby the Company only increased its equity interest in the JV from 36 percent to 41.85 percent. The amended agreements also revised the composition of the JV’s Board from five to six members, with the Company only having two of the six Board members and no longer having the ability to name the General Manager. The combination of these specific factors coupled with the Company’s less than 50 percent ownership led to the conclusion that consolidation was no longer appropriate.

The Company also considered the consolidation guidance specific to variable interest entities (VIE) and concluded that the JV was not a VIE, and therefore, consolidation was not appropriate under this guidance.

Form 10-Q for the Quarter Ended September 30, 2014

Note 14. Stock-Based Compensation and Long-Term Compensation, page 19

4.	Comment: We note your disclosure that in July 2014, Mark M. Malcolm, the Company's President and Chief Executive Officer, entered into an amended and restated employment agreement, by which his employment was extended through December 31, 2016. We also note that in addition to certain cash based awards, the agreement also provides for a stock appreciation bonus of up to $20 million, payable in cash or shares of common stock, as determined by the Company, if certain price targets related to the per share closing price of the Company's common stock are achieved during the term of the Agreement. Please explain to us how you are accounting for this stock appreciation bonus, including the methods and assumptions used to determine the fair value of the award.

Response: The aspects of the manner in which the Company is accounting for Mr. Malcolm’s stock appreciation bonus are described below:

Mr. Malcolm’s stock appreciation bonus falls under the scope of ASC 718 (718-10-15-03) because it is a share-based payment transaction in which the Company acquires Mr. Malcolm’s services by incurring a liability to Mr. Malcolm and because the amount of the award is based upon the price of the Company’s common stock.

Balance Sheet Classifications: The written or substantive terms of the award call for settlement in cash or shares of common stock, as determined by the Company. It is the intent of management to settle the stock appreciation bonus in cash; therefore the stock appreciation bonus is classified as a liability award.

Initial Measurement: The Company obtained a third party valuation report from Meridian Compensation Partners, LLC as of the grant date to assist management in determining the fair value of the stock appreciation bonus award for purposes of initial recognition. At the grant date, the fair value of the award was $6,813,898. The Company is recognizing the expense ratably over the service period [$6,813,898 / 29 = $234,962 per month].

Recognition: In accordance with ASC 718-10-25-01, the Company records a liability and corresponding expense each month during the vesting period of the award, commencing on the grant date and concluding on the retirement date (i.e., July 28, 2014 through December 31, 2016) related to Mr. Malcolm’s stock appreciation bonus as Mr. Malcolm’s services are rendered to the Company.

The stock appreciation bonus is associated with both a market and a service condition. The market condition being the attainment of the price target of the Company’s common stock and the service condition being Mr. Malcolm’s continued service through the retirement date or the date of a change in control event.

The stock appreciation bonus also includes a performance condition, as defined in ASC 718-20-20, as the award is earned if a change in control occurs during the performance period.

In accordance with ASC 718-30-25-21, no compensation cost shall be recognized until the requisite service condition is rendered because the stock appreciation bonus requires satisfaction of one or more market, performance, or service conditions (or any combination thereof).

ASC 718-30-55 further supports the preceding determination that the existence of a market condition requires compensation cost to be recognized only when the requisite service is rendered (i.e., three years of continuous employment).  In accordance with ASC 718-30-55, the requisite service period for Mr. Malcolm’s stock appreciation bonus award is determined by the service condition which is considered to be the vesting period, as no clear evidence to the contrary exists.  Therefore, the requisite service period for purposes of calculating the liability (and related expense) of the stock appreciation bonus is July 28, 2014 to December 31, 2016.

Subsequent Measurement: The Company obtains and reviews a valuation of the award at the end of each quarterly reporting period in order to adjust the future expense based on the changes in the fair value of the obligation.

Fair Value Methodology: The initial fair value of Mr. Malcolm’s stock appreciation bonus award was calculated using a Monte Carlo valuation model in accordance with the rules of ASC 718. This model will be used for the subsequent quarterly re-measurements. The model assumes the following:

•	Grant date (valuation date): July 28, 2014
•	Performance period: July 28, 2014 to December 31, 2016
•	2.44-year risk-free rate on grant date: 0.73 percent (interpolated based on 2-and 3-year rates) (Source: treasury.gov)
•	Initial price (equals the closing price of our common stock on the trading day immediately prior to the grant date (i.e., July 25, 2014): $35.59
•	Appreciation hurdle: $40.59 (Initial price + $5.00)
•	Appreciation Cap: $55.59 (Appreciation hurdle + $15.00)
•	Annualized volatility: 50.88 percent (based on daily returns over the 2.44-year historical period ending July 28, 2014).

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 248-675-6335 or our counsel, Peter Ehrenberg of Lowenstein Sandler, LLP, at 212-204-8697.

Very truly yours,

TOWER INTERNATIONAL, INC.

By:	/s/ James C. Gouin

Name:	James C. Gouin

Title:	Executive Vice President and Chief Financial Officer

cc:	Ms. Effie Simpson

Ms. Clair Erlanger

Mr. Jeff Kersten

Peter H. Ehrenberg, Esq.

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